The Information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-154173

Subject to Completion. Dated May  6, 2011.

Prospectus Supplement to the Prospectus dated April  6, 2009 and the Prospectus Supplement dated April 6, 2009 — No.

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series D

$
Leveraged Buffered Fund-Linked Notes due
(Linked to the iShares® Silver Trust)

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (set on the trade date, expected to be 2 years after the original issue date, subject to adjustment) is based on the performance of the iShares® Silver Trust (which we refer to as the fund or underlier), as measured from the trade date to and including the determination date (set on the trade date, expected to be the third scheduled trading day prior to the originally scheduled stated maturity date, subject to adjustment). If the fund return (defined below) is less than -15.00% (the final fund price is less than the initial fund price by more than 15.00%), you would lose a portion of your investment in the notes and may lose a substantial portion of your investment, depending on the performance of the fund. Additionally, the amount you may receive for each $1,000 face amount of your notes at maturity is subject to a maximum settlement amount (set on the trade date, expected to be between $1,300.00 and $1,350.00).

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final fund price (determined on the determination date, subject to adjustment) from the initial fund price (the closing price of the fund on the trade date), which we refer to as the fund return. The fund return may reflect a positive return (based on any increase in the fund price over the life of the notes) or a negative return (based on any decrease in the fund price over the life of the notes). On the stated maturity date, for each $1,000 face amount of your notes:

•

if the fund return is positive (the final fund price is greater than the initial fund price), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of 2 times the fund return times $1,000, subject to the maximum settlement amount;

•

if the fund return is zero or negative but not below -15% (the final fund price is equal to or less than the initial fund price but not by more than 15%), you will receive an amount in cash equal to $1,000; or

•

if the fund return is negative and is below -15% (the final fund price is less than the initial fund price by more than 15%), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) the sum of the fund return plus 15% times (b) $1,000. You will receive less than $1,000.

The amount you will be paid on your notes on the stated maturity date will not be affected by the closing price of the fund on any day other than the determination date. A decrease of more than 15% between the initial fund price and the final fund price on the determination date will reduce the payment you will receive on the stated maturity date below the face amount of your notes. Further, the maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note (the minimum denomination) is limited to the maximum settlement amount of between $1,300.00 and $1,350.00 (set on the trade date). In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-15.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.. The amount of the excess will decline on a straight line basis over the period from the date hereof through August     , 2011. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-8 so that you may better understand those risks.

Original issue date (settlement date):	, 2011	Underwriting discount:	% of the face amount
Original issue price:	% of the face amount	Net proceeds to the issuer:	% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth above.

The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BITC”). The notes are not sponsored, endorsed, sold, or promoted by BITC. BITC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BITC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

Goldman, Sachs & Co.

Prospectus Supplement dated                     , 2011.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-15. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, in each case relating to the Medium-Term Notes, Series D of The Goldman Sachs Group, Inc. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Fund: iShares® Silver Trust, as listed on its Primary Exchange (Bloomberg Ticker “SLV UP”); see “The Fund” on page S-21

Face amount: each note will have a face amount equal to $1,000, or integral multiples of $1,000 in excess thereof; $             in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement

Payment amount: on the stated maturity date, we will pay, for each $1,000 face amount of notes, an amount in cash equal to:

•	if the final fund price is greater than or equal to the cap level, the maximum settlement amount;

•

if the final fund price is greater than the initial fund price but less than the cap level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the upside participation rate times (iii) the fund return;

•	if the final fund price is equal to or less than the initial fund price but greater than or equal to the buffer level, the $1,000 face amount; or

•

if the final fund price is less than the buffer level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the sum of the fund return plus the buffer amount

Cap level (to be set on the trade date): expected to be between 115.00% and 117.50% of the initial fund price

Buffer level: 85% of the initial fund price

Buffer amount: 15%

Trade date:

Settlement date (original issue date): expected to be the third business day following the trade date

Maximum settlement amount (to be set on the trade date): expected to be between $1,300.00 and $1,350.00

Initial fund price (to be set on the trade date): the closing price of the fund on the trade date

Final fund price: the closing price of the fund on the determination date, subject to anti-dilution adjustments as described under “Specific Terms of Your Notes — Anti-dilution Adjustments” on page S-17, except in the limited circumstances described under “Specific Terms of Your Notes — Payment of Principal on the Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-16 and subject to adjustment as provided under “Specific Terms of Your Notes — Payment of Principal on the Stated Maturity Date — Discontinuance or Modification of the Fund” on page S-17

Closing price of the fund: the official closing sale price or last reported sale price, regular way, for the fund on the principal national securities exchange on which the fund is listed for trading on the relevant trading day, on a per-share or other unit basis, subject to anti-dilution adjustments as described under “Specific Terms of Your Notes — Anti-dilution Adjustments” on page S-17

Fund return: the quotient of (i) the final fund price minus the initial fund price divided by (ii) the initial fund price, expressed as a percentage

Upside Participation rate: 200%

Stated maturity date (to be set on the trade date): expected to be 2 years after the original issue date, subject to postponement as described under “Specific Terms of Your Notes — Payment of Principal on the Stated Maturity Date — Stated Maturity Date” on page S-16

Determination date (to be set on the trade date): expected to be the third scheduled trading day prior to the originally scheduled stated maturity date, subject to postponement as described under “Specific Terms of Your Notes — Payment of Principal on the Stated Maturity Date — Determination Date” on page S-16

No interest: the notes will not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer market quotation system

Conflicts of interest: Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Calculation agent: Goldman, Sachs & Co.

Business day: as described on page S-18

Trading day: as described on page S-18

CUSIP no.: 38143UUE9

ISIN no.: US38143UUE99

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical fund prices on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

The information in the table reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples shown below. In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes —Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less than the Original Issue Price” on page S-8 and “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-9. The information in the table also reflects the key terms and assumptions in the box below.

The examples below are based on a range of final fund prices that are entirely hypothetical; no one can predict what the final fund price will be on the determination date.

Key Terms and Assumptions

Face amount per note	$1,000

Upside Participation Rate	200%

Maximum settlement Amount	$1,300.00

Cap level	115.00% of the initial fund price

Buffer level	85% of the initial fund price

Buffer amount	15%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting the fund or the policies of the fund investment advisor or the method by which the fund sponsor calculates the fund

The notes are purchased on the original issue date and held to the stated maturity date

The fund has been highly volatile — meaning that the closing price of the fund has changed substantially in relatively short periods — in the past, and its future performance cannot be predicted. Moreover, we have not yet set the initial fund price that will serve as the baseline for determining the fund return and the amount we will pay on your notes at maturity. We will not do so until the trade date. As a result, the initial fund price may differ substantially from the fund price prior to the trade date.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the fund shares.

For these reasons, the actual performance of the fund over the life of the offered notes, as well as the payment amount at maturity, may bear little or no relation to the hypothetical examples shown below or to the historical closing prices of the fund shown elsewhere in this prospectus supplement. For information about the closing price of the fund during recent periods, see “The Fund — Quarterly High, Low and Closing Prices of the Fund” on page S-23.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment in the fund stocks. Among other things, the return on the notes will not reflect any dividends that may be paid on the fund shares.

The table below shows the hypothetical payment amounts that we would deliver on the stated maturity date in exchange for each $1,000 face amount of the notes if the final fund price (expressed as a percentage of the initial fund price) were any of the hypothetical prices shown in the left column.

The prices in the left column of the table below represent hypothetical final fund prices and are expressed as percentages of the initial fund price. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final fund price (expressed as a percentage of the initial fund price), and are expressed as percentages of the face amount of a note (rounded to the nearest one-hundredth of a percent). Thus, a hypothetical payment amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.00% of the face amount of a note, based on the corresponding hypothetical final fund price (expressed as a percentage of the initial fund price) and the assumptions noted above.

Hypothetical Final Fund Price (as Percentage of Initial Fund Price)	Hypothetical Payment Amount (as Percentage of Face Amount)
150.000%	130.000%
125.000%	130.000%
120.000%	130.000%
115.000%	130.000%
110.000%	120.000%
105.000%	110.000%
100.000%	100.000%
97.000%	100.000%
95.000%	100.000%
85.000%	100.000%
75.000%	90.000%
50.000%	65.000%
25.000%	40.000%
0.000%	15.000%

If, for example, the final fund price were determined to be 25.00% of the initial fund price, the payment amount that we would deliver on your notes at maturity would be 40.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 60.00% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). In addition, if the final fund price were determined to be 150.00% of the initial fund price, the payment amount that we would deliver on each of your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 130.00% of the $1,000 face amount, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would not benefit from any increase in the final fund price over 115.00% of the initial fund price.

The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final fund price (expressed as a percentage of the initial fund price) were any of the hypothetical prices shown on the horizontal axis. The chart shows that any hypothetical final fund price (expressed as a percentage of the initial fund price) of less than 85.00% (the section left of the 85% marker on the horizontal axis) would result in a hypothetical payment amount of less than 100.00% of the face amount of your notes (the section below the 100% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final fund price (expressed as a percentage of the initial fund price) of greater than 115.00% (the section right of the 115.00% marker on the horizontal axis) would result in a capped return on your investment.

The payment amounts shown above are entirely hypothetical; they are based on market prices for the fund that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical payment amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-9.

We cannot predict the actual final fund price or the market value of your notes on any particular trading day, nor can we predict the relationship between the fund price and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive at maturity,and the rate of return on the offered notes will depend on the actual initial fund price, the cap level and maximum settlement amount we will set on the trade date and the actual final fund price determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the fund. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less than the Original Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through August    , 2011. After August    , 2011, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman Sachs makes a market in the offered notes, the price quoted by us or our affiliates for the offered notes would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is expected to be significantly less than the original price, taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. See “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-9.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” on page S-12.

You May Lose a Substantial Portion of Your Investment in the Notes

You can lose a substantial portion of your investment in the notes. Our cash payment on the notes, on the stated maturity date will be based on the final fund price. Thus, you may lose a substantial portion of your investment in the notes if the final fund price is less than the buffer level, as calculated by the calculation agent.

Additionally, the market price of the notes prior to the stated maturity date may be significantly lower than the purchase price paid for such notes. Consequently, if you sell a note of this type before the stated maturity date, you may receive far less than the amount of your investment in such notes.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the fund over the life of your notes will be limited because of the maximum settlement amount, which will be set on the trade date and is expected to be between 115.00% and 117.50% of the $1,000 face amount of your notes. The maximum settlement amount will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the fund price may rise beyond the initial fund price over the life of your notes. Accordingly, if the underlier return exceeds the maximum settlement amount, your return on the notes at maturity will be less than the return on a direct investment in the fund without taking into account taxes and other costs related to such a direct investment.

The Amount Payable on Your Notes Is Not Linked to the Closing Price of the Fund at Any Time Other Than the Determination Date

The final fund price will be based on the closing price of the fund on the determination date (subject to adjustment as described elsewhere in this prospectus supplement). Therefore, if the closing price of one share of the fund dropped precipitously on the determination date, the payment amount for your notes will be significantly less than it would have been had the payment amount been linked to the closing price of the fund prior to such drop in the closing price of the fund. Although the actual closing price of the fund on the stated maturity date or at other times during the life of your notes may be higher than the final fund price, you will not benefit from the closing price of the fund at any time other than on the determination date.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. Even if the payment amount on your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this prospectus supplement.

The Return on Your Notes Will Not Reflect Any Dividends Paid on the Fund Shares

You will not receive any dividends that may be paid on any of the fund shares by the fund. See “— You Have No Shareholder Rights or Rights to Receive Shares of the Fund” on page S-11 for additional information. As a result, the return on your notes will not reflect the return you would realize if you actually owned shares of the fund and received the dividends, if any, paid on those shares.

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the fund price;

•	the volatility — i.e., the frequency and magnitude of changes — in the closing price of the fund;

•	economic, financial, regulatory and political, military or other events that affect the closing price of the fund generally;

•	other interest rate and yield rates in the market;

•	the time remaining until your notes mature; and

•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market-making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

There Are Risks Associated with a Concentrated Investment in a Single Commodity

The payment at maturity on the notes is linked exclusively to the price of shares of the underlier, which is linked to the price of silver and not to a diverse basket of commodities or a broad-based commodity index. The price of silver may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to an underlier that is itself linked to the price of a single commodity, the notes may carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index.

Past Fund Performance Is No Guide to Future Performance

You cannot predict the future prices of the fund based on its historical fluctuations. The actual prices of the fund over the life of the notes may bear little or no relation to the historical closing prices of the fund or to the hypothetical examples shown elsewhere in this prospectus supplement. We cannot predict the future performance of the fund.

The Price of the Underlier is Linked to the Price of Silver, Which May Change Unpredictably and Affect the Value of the Notes in Unforeseeable Ways

The underlier attempts to mirror, as closely as possible, before fees and expenses, the performance of the price of silver, and the value of the shares of the underlier is most directly affected by the value of the silver bullion held by the iShares® Silver Trust. The silver markets are generally subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets and government regulation and intervention.

Silver prices are subject to volatile price movements over short periods of time and are generally affected by numerous factors. These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of silver is generally quoted), interest rates and silver borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Silver prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of silver by the official sector, including central banks and other governmental agencies and multilateral institutions which hold silver, levels of silver production and production costs in countries where silver is mined, such as Mexico and Peru, and short-term changes in supply and demand because of trading activities in the silver markets. It is not possible to predict the aggregate effect of all or any combination of these factors.

If the Closing Price of the Fund Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the fund. Changes in the closing price of the fund may not result in a comparable change in the market value of your notes. This is because your payment amount at maturity will be based only on the final fund price on the determination date. If the fund return is negative and is below -15% (i.e., the final fund price is less than the buffer level), you could lose a substantial portion of your investment in the notes. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-9.

Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Fund or the Price of Silver Bullion May Impair the Value of Your Notes

As we describe under “Use of Proceeds and Hedging” on page S-20, we, through Goldman, Sachs & Co. or one or more of our other affiliates, expect to hedge our obligations under the offered notes by purchasing futures and other instruments linked to the fund. We also expect to adjust the hedge by, among other things, purchasing or selling the foregoing, and perhaps other instruments linked to the fund, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, on or before the determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other fund-linked notes whose returns are linked to changes in the closing price of the fund. Any of these hedging activities may directly or indirectly adversely affect the closing price of the fund and therefore the market value of your notes and the amount we will pay on your notes at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” on page S-20 for a further discussion of transactions in which we or one or more of our affiliates may engage.

We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the closing price of the fund. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

You Have No Shareholder Rights or Rights to Receive Shares of the Fund

Investing in your notes will not make you a holder of shares of the fund. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive distributions, if any, or any other rights with respect to the fund.

Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates have engaged or expect to engage in trading activities related to the fund and the fund assets that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the closing price of the fund, could be adverse to your interests as a beneficial owner of your notes.

Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the fund and the sponsor of the fund, including making loans to or equity investments in the fund and the sponsor of the fund or providing advisory services to any of the foregoing. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of your notes. Moreover, one or more of our affiliates may have published and in the future could publish research reports with respect to the sponsor or the fund. Any of these activities by any of our affiliates may affect the closing price of the fund and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes, When Your Notes Mature and the Amount You Receive at Maturity

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the final fund price on the determination date, as well as determining whether to postpone the determination date because of a market disruption event or a non-trading day. The calculation agent also has discretion in making certain adjustments relating to a discontinuation or modification of the fund. See “Specific Terms of Your Notes —Payment of Principal on the Stated Maturity Date — Discontinuance or Modification of the Fund” on page S-17. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

The Policies of the Fund’s Trustee and Sponsor Could Affect the Amount Payable on Your Notes and Their Market Value

The fund’s Trustee, The Bank of New York Mellon (the “Trustee”), may be called upon to make certain policy decisions or judgments concerning the valuation of the silver held by the fund, the calculation of the net asset value and adjusted net asset value of the fund, and additions, deletions, or substitutions of assets in the fund. Such determinations may impact the amount payable on your notes on the maturity date. The amount payable on your notes and their market value could also be affected if the Trustee changes these policies, for example, by changing or discontinuing the manner in which it evaluates the silver held by the fund and the manner in which it calculates the net asset value of the fund, in which case it may become difficult or inappropriate to determine the market value of your notes.

If events such as these occur, the calculation agent — which initially will be Goldman, Sachs & Co. — may determine the closing price of the fund on the determination date — and thus the amount payable on the maturity date — in a manner, in its sole discretion, it considers appropriate. We describe the discretion that the calculation agent will have in determining the closing fund price on the determination date and the amount payable on your notes more fully under “Specific Terms of Your Notes — Payment of Principal on the Stated Maturity Date — Discontinuance or Modification of the Fund” and “— Role of Calculation Agent” on pages S-17 and S-18, respectively.

Except to the Extent Goldman, Sachs & Co. and One or More of Our Other Affiliates Act as Authorized Participants in the Distribution of, and, at Any Time, May Hold, Shares of the Fund, There Is No Affiliation Between the Fund or the Fund’s Sponsor and Us, and We Are Not Responsible for Any Disclosure by the Fund or the Fund Sponsor

Goldman, Sachs & Co. and one or more of our affiliates may act, from time to time, as authorized participants in the distribution of shares of the fund, and, at any time, may hold shares of the fund. Goldman, Sachs & Co. is not otherwise affiliated with the sponsor of the fund. Neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the fund. You, as an investor in your notes, should make your own investigation into the fund and fund sponsor. See “The Fund” on page S-21 for additional information about the fund.

The fund sponsor is not involved in this offering of your notes in any way and does not have any obligation of any sort with respect to your notes. The fund sponsor does not have any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your notes.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any such secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

The Calculation Agent Can Postpone the Determination Date If a Market Disruption Event or a Non-Trading Day Occurs

If the calculation agent determines that, on the determination date, a market disruption event has occurred or is continuing or if such date is not a trading day, the determination date will be postponed until the first trading day on which no market disruption event occurs or is continuing. In no event, however, will the determination date be postponed to a date later than the originally scheduled stated maturity date or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date. Moreover, if the determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day or that day is not a trading day, that day will nevertheless be the determination date. If the determination date is postponed due to a market disruption event, the maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled determination date to and including the postponed determination date.

If the calculation agent determines that the closing price of the fund that must be used to determine the payment amount is not available on the determination date, either because of a market disruption event, a non-trading day or for any other reason (other than as described under “Specific Terms of Your Notes — Payment of Principal on the Stated Maturity Date — Discontinuance or Modification of the Fund” on page S-17), the calculation agent will nevertheless determine the final fund price based on its assessment, made in its sole discretion, of the closing price of the fund at the applicable time on that day.

You Have Limited Anti-Dilution Protection

Goldman, Sachs & Co., as calculation agent for your notes, may adjust the final fund price, but only in the situations we describe in “Specific Terms of Your Notes — Anti-dilution Adjustments” on page S-17. The calculation agent will not be required to make an adjustment for every event that may affect the fund and will have broad discretion to determine whether and to what extent an adjustment is required. Certain events and actions taken by the fund sponsor or a third party may adversely affect the price of shares of the fund and, therefore, adversely affect the value of your notes.

Investing in the Fund is Not the Same as Investing Directly in Silver

The performance of the fund may not fully replicate the performance of the price of silver due to the fees and expenses charged by the iShares® Silver Trust or by restrictions on access to silver due to other circumstances. The iShares® Silver Trust does not generate any income and as the iShares® Silver Trust regularly sells silver to pay for its ongoing expenses, the amount of silver represented by each share has gradually declined over time. The iShares® Silver Trust sells silver to pay expenses on an ongoing basis irrespective of whether the trading price of the shares rises or falls in response to changes in the price of silver. The sale of the iShares® Silver Trust’s silver to pay expenses at a time of low silver prices could adversely affect the value of the fund. Additionally, there is a risk that part or all of the iShares® Silver Trust’s silver could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or otherwise.

An Investment in the Notes is Subject to Risks Associated with the London Bullion Market

The price of one share of the iShares® Silver Trust is closely related to the price of silver.

The net asset value of the iShares® Silver Trust, which equals the difference between the aggregate assets and liabilities of the fund, is determined by reference to the London PM Fix for silver. The London PM Fix for silver is conducted by certain members of the London Bullion Market Association (“LBMA”), further described below.

In addition, the price at which silver is traded on over the counter markets around the world has an effect on the value of shares in the fund. Most of such over the counter market trading clears through the London bullion market, which is the market in London on which the members of the LBMA quote prices.

Investments in commodities that are traded on non-U.S. markets involve risks associated with the markets in those countries, including risks of volatility and governmental intervention in those markets. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the U.K. Financial Services Authority and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, or if the LBMA should change any rule or bylaw or take emergency action under its rules, the market for silver, and consequently the final price of the fund, as well as the value of the notes, may be affected. The London bullion market is a principals’ market which operates in a manner more closely analogous to an over-the counter physical commodity market than a regulated futures market, and certain features of U.S. futures contracts are not present in the context of London bullion market trading. For example, there are no daily price limits on the London bullion market which would otherwise restrict fluctuations in the prices of London bullion market contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Termination of the Fund Could Adversely Affect the Value of the Notes

The underlying shares are shares of the iShares® Silver Trust. The iShares® Silver Trust may be required to terminate and liquidate at a time that is disadvantageous to you. If the iShares® Silver Trust is required to terminate and liquidate, such termination and liquidation could occur at a time which is disadvantageous to you, such as when the price of silver is lower than the price of silver at the time when you purchased your notes.

Substantial Sales of Silver by Governments or Public Sector Entities Could Result in Price Decreases, Which Could Adversely Affect the Value of an Investment in the Notes.

Governments and other public sector entities, such as agencies of governments and multi-national institutions, regularly buy, sell and hold silver as part of the management of their reserves. In the event that economic, political or social conditions or pressures require or motivate public sector entities to sell silver, in a coordinated or uncoordinated manner, the resulting purchases could cause the price of silver to decrease substantially, which could adversely affect the value of an investment in the notes.

The Correlation Between the Performance of the iShares® Silver Trust and the Price of Silver May Be Imperfect

A discrepancy may exist between the performance of the iShares® Silver Trust and the price of silver. Since the shares of the iShares® Silver Trust are traded on an exchange and are subject to market supply and investor demand, the market value of one share of the iShares® Trust may differ from the net asset value per share of the iShares® Silver Trust. As a result of the potential discrepancies identified above, the iShares® Silver Trust return may not correlate perfectly with the return on silver over the same period. For more information, see “The Fund” on page S-21.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your notes for all tax purposes as a pre-paid derivative contract with respect to the fund. The tax treatment of your notes will depend on whether the constructive ownership rules of Section 1260 of the Internal Revenue Code (the “constructive ownership rules”) apply to your notes. It would be reasonable for you to take the position that the notes are not subject to the constructive ownership rules. If, however, the constructive ownership rules apply to the notes, (i) any long-term capital gain that you recognize in respect of your notes will be subject to the special 28% rate applicable to collectibles gain and (ii) it is possible that some or all of any long-term capital gain that you recognize in respect of your notes will be recharacterized as ordinary income and subject to an interest charge. See the discussion on page S-24 under “Supplemental Discussion of Federal Income Tax Consequences” for a more comprehensive discussion of the tax treatment of the note, including the possible application of the constructive ownership rules to the notes.

In addition, the Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-US investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences – United States Holders – Change in Law” below. You should consult your own tax advisor about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-24 below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, in each case relating to the Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus and accompanying prospectus supplement. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first three pages of this prospectus supplement, the following terms will apply to your notes:

No interest: we will not pay interest on your notes

Specified currency:

•	U.S. dollars (“$”)

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000, or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” on page S-18

•	a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” on page S-18

•	a trading day for your notes will be as described under “— Special Calculation Provisions” on page S-18

Please note that the information about the settlement or trade dates, issue price, underwriting discount and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Fund, Fund Sponsor

In this prospectus supplement, when we refer to the fund, we mean the fund specified on the front cover page, or any successor fund, as it may be modified, replaced or adjusted from time to time as described under “— Payment of Principal on the Stated Maturity Date — Discontinuance or Modification of the Fund” on page S-17. When we refer to the fund sponsor as of any time, we mean the entity, including any successor sponsor, that sponsors and promotes the fund as then in effect.

Payment of Principal on the Stated Maturity Date

The payment amount for each $1,000 face amount of notes outstanding on the stated maturity date will be an amount in cash equal to:

•	if the final fund price is greater than or equal to the cap level, the maximum settlement amount;

•

if the final fund price is greater than the initial fund price but less than the cap level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the upside participation rate times (iii) the fund return;

•	if the final fund price is equal to or less than the initial fund price but greater than or equal to the buffer level, the $1,000 face amount; or

•

if the final fund price is less than the buffer level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the sum of the fund return plus the buffer amount.

The fund return is calculated by subtracting the initial fund price from the final fund price and dividing the result by the initial fund price, with the quotient expressed as a percentage. The cap level will be set on the trade date and is expected to be between 115.00% and 117.50% of the initial fund price. The maximum settlement amount will be set on the trade date and is expected to be between 130.00% and 135.00% of each $1,000 face amount, or between $1,300.00 and $1,350.00. The upside participation rate is 200%.

The initial fund price will be set on the trade date. The calculation agent will determine the final fund price, which will be the closing price of the fund on the determination date as calculated and published by the fund sponsor. However, the calculation agent will have discretion to adjust the closing price of the fund on the determination date or to determine it in a different manner as described under “— Consequences of a Market Disruption Event or a Non-Trading Day” and “— Discontinuance or Modification of the Fund” on this page S-16 and S-17, respectively.

The buffer level is 85% of the initial fund price (equal to a -15% fund return). The buffer amount is 15%.

Stated Maturity Date

The stated maturity date (which will be determined on the trade date) is expected to be 2 years after the original issue date, unless that day is not a business day, in which case the stated maturity date will be the next following business day. If the determination date is postponed as described under “— Determination Date” below, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled determination date to and including the postponed determination date.

Determination Date

The determination date will be set on the trade date and is expected to be the third scheduled trading day before the originally scheduled stated maturity date, unless the calculation agent determines that a market disruption event occurs or is continuing on that day or that day is not otherwise a trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the determination date be postponed to a date later than the originally scheduled stated maturity date or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date. If the determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day or that day is not a trading day, that day will nevertheless be the determination date.

Consequences of a Market Disruption Event or a Non-Trading Day

If a market disruption event occurs or is continuing on a day that would otherwise be the determination date or such day is not a trading day, then the determination date will be postponed as described under “— Determination Date” on page S-16.

If the calculation agent determines that the closing price of the fund that must be used to determine the payment amount is not available on the determination date because of a market disruption event, a non-trading day or for any other reason (other than as described under “— Discontinuance or Modification of the Fund” below), the calculation agent will nevertheless determine the final fund price based on its assessment, made in its sole discretion, of the closing price of the fund on that day.

Discontinuance or Modification of the Fund

If the fund is delisted from the exchange on which the fund has its primary listing and the fund sponsor or anyone else establishes a substitute fund that the calculation agent determines is comparable to the fund, then the calculation agent will determine the payment amount on the stated maturity date by reference to the substitute fund. We refer to any substitute fund approved by the calculation agent as a successor fund.

If the calculation agent determines on the determination date that the fund is delisted or withdrawn from the exchange on which the fund has its primary listing and there is no successor fund, the calculation agent will determine the payment amount on the stated maturity date by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the fund.

All determinations and adjustments to be made by the calculation agent with respect to the fund may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Anti-dilution Adjustments

The calculation agent will have discretion to adjust the closing price of the fund, as applicable, if certain events occur. In the event that any event other than a delisting or withdrawal from the relevant exchange occurs with respect to the fund, the calculation agent shall determine whether and to what extent an adjustment should be made to the closing price of the fund. The calculation agent shall have no obligation to make an adjustment for any such event.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the payment amount on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” on page S-18.

For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of your notes as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series D medium-term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain Series D medium-term notes if the terms of such notes specify that the holders of specified percentages in the principal amount of all such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority of the principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series D medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the fund, market disruption events, business days, trading days, the fund return, the final fund price, the default amount, anti-dilution adjustments and the payment amount on your notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date of your notes. We may change the calculation agent for your notes at any time after the original issue date without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a New York business day as described under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Business Days” on page 27 in the accompanying prospectus.

Trading Day

When we refer to a trading day with respect to your notes, we mean a day on which (i) the exchange on which the fund has its primary listing is open for trading and (ii) the price of one share of the fund is quoted by the exchange on which the fund has its primary listing.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

Any of the following will be a market disruption event:

•

a suspension, absence or material limitation of trading in the fund on its primary market for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•

a suspension, absence or material limitation of trading in option or futures contracts relating to the fund, if available, in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	the fund does not trade on what was the primary market for the fund, as determined by the calculation agent in its sole discretion,

and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes. For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see “Use of Proceeds and Hedging” on page S-20.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to the fund or silver bullion.

For this purpose, an “absence of trading” in the primary securities market on which shares of the fund, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in shares of the fund or in option or futures contracts relating to the fund, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market,

•	an imbalance of orders relating to that stock or those contracts, or

•	a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

As is the case throughout this prospectus supplement, references to the fund in this description of market disruption events includes the fund and any successor fund as it may be modified, replaced or adjusted from time to time.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of futures and other instruments linked to the fund on or before the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates may enter into additional hedging transactions and unwind those we have entered into, in connection with the offered notes and perhaps in connection with other fund-linked notes we issue, some of which may have returns linked to the fund or the price of silver bullion. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the fund or the price of silver bullion;

•	may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market, and/or

•

may take short positions in the fund shares or other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the fund or the price of silver bullion. We expect these steps to involve sales of instruments linked to the fund on or shortly before the determination date. These steps may also involve sales and/or purchases of silver bullion, or listed or over-the-counter options, futures or other instruments linked to the fund, to the price of silver bullion or indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Fund or the Price of Silver Bullion May Impair the Value of Your Notes” and “— Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” above for a discussion of these adverse effects.

THE FUND

We have derived all information regarding the fund contained in this prospectus supplement from publicly available information, without independent verification. The McGraw-Hill Companies, Inc. and Barclays Global Investors, N.A., respectively, own the copyright and all rights to the iShares® Silver Trust. We are not incorporating by reference any of the websites included below nor any material they may include into this prospectus supplement, the accompanying prospectus, dated April 6, 2009, or the accompanying prospectus supplement, dated April 6, 2009.

The iShares® Silver Trust

The shares of the iShares® Silver Trust (the “Shares”) are issued by iShares, Inc., a registered investment company. The iShares® Silver Trust (the “Trust”) is an investment trust formed on April 21, 2006 and sponsored by BlackRock Asset Management International Inc., a subsidiary of BlackRock, Inc. (the “Sponsor”). BlackRock Fund distribution Company, a subsidiary of BlackRock Asset Management International Inc., assists in the promotion of the Trust. The trustee of the Trust is The Bank of New York Mellon and the custodian of the Trust is JP Morgan Chase Bank N.A., London branch (the “Custodian”). The Trust does not have any officers, directors or employees and is not actively managed. This means that the Trustee does not sell silver during periods when its price is high, or acquire silver at low prices with the expectation of future price increases.

The purpose of the Trust is to own silver transferred to the Trust in exchange for shares issued by the Trust. The Trust seeks to mirror as closely as possible the price of silver bullion, before fees, expenses and liabilities. The adjusted net asset value of the Trust is determined by subtracting all accrued fees and other liabilities of the Trust from the total value of the silver and all other assets of the Trust.

The Trust’s only ordinary recurring expense is expected to be the Sponsor’s fee. In exchange for the Sponsor’s fee, the Sponsor assumes certain marketing and administrative expenses incurred by the Trust including legal fees and expenses not exceeding $100,000 per annum. The Sponsor’s fee is accrued daily and paid monthly in arrears at an annualized rate equal to 0.50% of the adjusted net asset value of the Trust. Along with the Sponsor’s fee, the following expenses are also paid out of the assets of the Trust (1) expenses or liabilities of the Trust that are not assumed by the Sponsor, (2) any taxes and other governmental charges that may be imposed on the Trust or its property, (3) expenses and costs related to any action taken by the Trustee or the Sponsor in connection with protecting the rights and interests of the Trust and its shareholders, and (4) any indemnification that might be paid to the Sponsor pursuant to the Trust’s organizational documents.

The valuation of silver held by the Trust is conducted by the Trustee. Each business day, as soon as practicable after 4:00 p.m. (New York time), the Trustee evaluates silver held by the Trust and subsequently determines the net asset value of the Trust. The valuation is based upon the announced price of an ounce of silver set by the three market making members of the London Bullion market Association (“LBMA”) at approximately 12:00 noon (London time) on each working day.

The Trust’s activities are limited to (1) issuing Baskets of Shares (a “Basket” consists of 50,000 Shares) in exchange for the silver deposited with the Custodian as consideration, (2) selling silver as necessary to cover the Sponsor’s fee, Trust expenses not assumed by the Sponsor and other liabilities and (3) delivering silver in exchange for Baskets of Shares surrendered for redemption. Authorized Participants, acting on authority of the registered holder of Shares, may surrender Baskets of Shares in exchange for a corresponding amount of silver. The Trust defines an “Authorized Participant” as registered broker-dealers who have entered into written agreements with the Sponsor and the Trustee. Upon the surrender of Shares and the payment of the Trustee’s applicable fee and of any expenses, taxes or charges including stamp taxes, stock transfer taxes or fees, the Trustee will deliver to the order of the redeeming Authorized Participant the amount of silver corresponding to the redeemed Baskets. Shares can only be surrendered for redemption in Baskets of 50,000 Shares each. Redemptions may be suspended during any period while regular trading of the Shares on NYSE Arca is suspended or restricted, or in which an emergency exists that makes it reasonably impracticable to dispose of, deliver, or evaluate silver.

As a condition to redemption, an Authorized Participant must deliver a written request to the Trustee specifying the number of Baskets it intends to redeem and the location where it intends to take delivery of the silver represented by such Baskets.

The Fund is an SEC-reporting company and as such is subject to the informational requirements of the Securities Exchange Act of 1934 (Exchange Act) and in accordance therewith files reports and other information with the Securities and Exchange Commission (the “SEC”). Reports and other information filed by an issuer of MS Eligible stocks can be inspected and copied at the Public Reference Room maintained by the Commission at 100 F Street, N.W. Washington, DC 20549, and the public may obtain information on the public reference room from the Commission by calling 1-800-SEC-0330.

Information provided to or filed with the SEC by the iShares® Silver Trust pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934 can be located by reference to SEC file numbers 333-156506 and 001-32863, respectively, through the SEC’s website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information.

Historical Quarterly High, Low and Closing Prices of the Fund

The closing price of the fund has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing price of the fund during any period shown below is not an indication that the fund is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical prices of the fund as an indication of future performance. We cannot give you any assurance that the future performance of the fund will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the fund. Moreover, in light of current market conditions, the trends reflected in the historical performance of the fund may be less likely to be indicative of the performance of your notes over the life of your notes than would otherwise have been the case. The actual performance of the fund over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical prices shown below. During the period from January 2, 2008 through May 5, 2011, there were 338 2-year periods, the first of which began on January 2, 2008 and the last of which ended on May 5, 2011. In 10 of such 338 2-year periods the closing level of the fund on the final date of such period has fallen below 85.00% of the closing level of the fund on the initial date of such period. Therefore, during approximately 2.96% of such 2-year periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed 2-year periods and did not take into account holidays or non-business days.)

Before investing in the offered notes, you should consult publicly available news sources to determine the price of a share of the iShares® Silver Trust between the date of this prospectus supplement and the date of your purchase of the offered notes.

The Shares of the fund trade on the NYSE Arca under the symbol “SLV”. Prior to December 4, 2008, the Shares of the fund traded on the American Stock Exchange under the symbol “SLV”. The number of Shareholders of record of the Shares of the fund as of January 31, 2011 was approximately 352,908. The table below shows the high, low and final closing prices of the fund for each of the four calendar quarters in 2008, 2009 and 2010 and the first two calendar quarters of 2011 (through May 5, 2011). We obtained the closing prices listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Prices of the Fund

	High	Low	Close
2008
Quarter ended March 31	20.635	15.035	17.086
Quarter ended June 30	18.167	15.996	17.259
Quarter ended September 30	18.939	10.290	11.800
Quarter ended December 31	12.380	8.880	11.250
2009
Quarter ended March 31	14.340	10.430	12.800
Quarter ended June 30	15.750	11.670	13.380
Quarter ended September 30	17.140	12.500	16.380
Quarter ended December 31	18.890	15.820	16.570
2010
Quarter ended March 31	18.440	14.750	17.140
Quarter ended June 30	19.120	17.080	18.210
Quarter ended September 30	21.400	17.160	21.310
Quarter ended December 31	30.180	21.510	30.180
2011
Quarter ended March 31	36.790	26.230	36.790
Quarter ending June 30 (through May 5, 2011)	47.230	33.720	33.720

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the note, as discussed below, is a reasonable interpretation of current law.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a regulated investment company;

•	a tax exempt organization;

•	a person that owns a note as a hedge or that is hedged against interest rate risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your notes for all tax purposes as a pre-paid derivative contract with respect to the fund. Except as otherwise stated below, the discussion below assumes that the notes will be so treated.

The tax treatment of your notes will depend on whether the constructive ownership rules of Section 1260 of the Internal Revenue Code (the “constructive ownership rules”) apply to your notes. In the opinion of Sullivan & Cromwell LLP, it would be reasonable for you to take the position that the notes are not subject to the constructive ownership rules, because they are not substantially equivalent to a long position in the fund. More specifically, the return on the notes is (a) protected from a decline in the value of the fund until the fund declines by more than 15%, (b) capped after an increase in the value of the fund by more than the cap level (i.e., does not thereafter participate in increases in the value of the fund), and leveraged at 2 to 1 for increases in the value of the fund below the cap level. As further discussed below under “Alternative Treatments”, if the constructive ownership rules apply to the notes, (i) any long-term capital gain that you recognize with respect to the notes will be subject to the special 28% rate applicable to collectibles gain and (ii) it is possible that some or all of any long-term capital gain that you recognize with respect to the notes will be recharacterized as ordinary income and subject to an interest charge. Except as otherwise noted under “Alternative Treatments”, the discussion below assumes that the notes will not be subject to the constructive ownership rules.

If your notes are not subject to the constructive ownership rules, you should recognize capital gain upon the sale, exchange or maturity of your notes, equal to the difference between the amount realized on the sale, exchange or maturity and your tax basis in your notes. Your tax basis in your notes will generally be equal to the amount that you paid for the notes. Such capital gain or loss generally should be short-term capital gain or loss if you hold the notes for one year or less and should be long-term capital gain or loss if you hold the notes for more than one year. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income. If you are a non-corporate United States holder, long-term capital gain that you recognize in taxable years beginning before January 1, 2013 is generally taxed at a maximum rate of 15% and at preferential rates thereafter.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for United States federal income tax purposes. As a result, the United States federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate.

As discussed above, your notes may be subject to the constructive ownership rules, in which case any long-term capital gain that you recognize on your note will be subject to a special 28% rate applicable to collectibles gain.

Furthermore, if your notes are subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale, exchange or maturity of your notes that is attributable to the appreciation of the fund over the term of your notes would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such capital gain) to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased an actual interest in the fund on the date that you purchased your notes (in an amount equal to the number of shares of the fund that are referenced by your notes) and sold such interest in the fund on the date of the sale, exchange or maturity of the notes (the “excess gain amount”). For purposes of determining the excess gain amount, it is presumed that you would not have realized any long-term capital gain had you directly held the fund shares (and that thus the excess gain amount should be equal to all of the long-term capital gain that is realized upon a disposition of the note), unless you can demonstrate by clear and convincing evidence that such amount should exceed zero.

The excess gain amount in respect of the notes could be greater than zero if the fund realizes short-term capital gain upon the sale of silver and it does not realize an offsetting amount of deductible expenses during the term of your note. However, it may be administratively difficult for you to demonstrate this amount through clear and convincing evidence. It is therefore possible that you will be required to treat the entire amount of any gain that you realize upon the sale or maturity of the notes as ordinary income that is subject to an interest charge. You are urged to consult your own tax advisor regarding the consequences of these rules.

The excess gain amount in respect of the notes could also be greater than zero if the Internal Revenue Service successfully asserts that the number of the fund shares used to determine the excess gain amount should be calculated by dividing the amount you paid for your notes by the fund’s share price on the date you acquired your notes, as opposed to making such determination based on the actual number of fund shares that, after taking into account the participation rate, are effectively referenced in determining the actual return on your notes.

Because the application of the constructive ownership rules to your note is unclear, however, you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

It is also possible that the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment obligations. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes — and then determining a payment schedule as of the applicable original issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment obligations apply, any income you recognize upon the sale, exchange or maturity of your notes would be ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.

If the rules governing contingent payment obligations apply, special rules would apply to persons who purchase a note at a price other than the adjusted issue price as determined for tax purposes.

It is also possible that the Internal Revenue Service could assert that any long-term capital gain you realize upon the sale, exchange or maturity of your notes should be subject to the special 28% rate applicable to collectibles gain even if your notes are not subject to the constructive ownership rules.

Furthermore, it is possible that the Internal Revenue Service could assert that, while your notes should generally be characterized as described above, the gain you recognize upon the sale, exchange or maturity of your notes should be treated as ordinary income.

It is also possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above. You should consult your tax advisors as to possible alternative characterizations of your notes for U.S. federal income tax purposes.

Change in Law

In 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.

In addition, on December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper Federal income tax treatment of an instrument such as the offered notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). Your net investment income will generally include your net gains from the sale, exchange or maturity of your notes, unless such net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

United States Alien Holders

This section applies to you only if you are a United States alien holder. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

You will be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the notes should consult their own tax advisors in this regard.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts

(prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan) and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement, and to certain securities dealers at such price less a concession not in excess of     % of the face amount.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            . For more information about the plan of

distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We expect to deliver the notes against payment therefor in New York, New York on                     , 2011, which is expected to be the third scheduled business day following the date of this prospectus supplement and of the pricing of the notes.

Conflicts of Interest

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus supplement, the accompanying prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Prospectus Supplement

Page
Summary Information	S-2
Hypothetical Examples	S-4
Additional Risk Factors Specific to Your Notes	S-8
Specific Terms of Your Notes	S-15
Use of Proceeds and Hedging	S-20
The Fund	S-21
Supplemental Discussion of Federal Income Tax Consequences	S-24
Employee Retirement Income Security Act	S-28
Supplemental Plan of Distribution	S-29
Conflicts of Interest	S-29

Prospectus Supplement dated April 6, 2009
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc.	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	144

$

The Goldman Sachs Group, Inc.

Leveraged Buffered Fund-Linked Notes due

(Linked to the iShares® Silver Trust)

Medium Term Notes,

Series D

Goldman, Sachs & Co.